Item 77I- Terms of new or amended securities -
For period Ended 5-31-2016

PNC Funds

At the December 3, 2015 Regular Meeting of the Board of Trustees, the Board approved the creation of a new series of the PNC Funds. The new series is designated as PNC International Growth Fund (the "Fund"). A description of the Fund and the share classes it offers is contained in the PNC Equity Funds' Prospectus and Statement of Additional Information dated February 29, 2016, which was filed in the PNC Funds' Rule 485(b) filing on February 24, 2016.